

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Yehuda Levy
Chief Executive Officer
EzFill Holdings, Inc.
67 NW 183rd St.
Miami, Florida 33169

>   **Re: EzFill Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 28, 2023**
>   **File No. 333-275761**

Dear Yehuda Levy:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed November 28, 2023

Risks Related to the Pending Acquisition of Next Charging, page 9

1. Please revise to add a risk factor to discuss the potential dilution public shareholders could experience as a result of this offering and the contemplated acquisition of Next Charging. Please disclose the post-offering and post-acquisition ownership percentages for the different shareholder contingency groups, i.e. public shareholders, existing officers and directors and major shareholders and members of Next Charging who will receive shares in the exchange. Please include enough information so new public investors can fully appreciate the ownership of the company after the offering and the acquisition of Next Charging. Lastly, please include a cross-reference in the prospectus summary to this revised disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Cahlon